

December 16, 2020

Eric Fain
Chief Executive Officer
Green Stream Holdings Inc.
16620 Marquez Ave.
Pacific Palisades, CA 90272

      Re: Green Stream Holdings Inc.
           Amendment No. 2 to Form 10-12G
           Filed September 29, 2020
           File No. 000-53279

Dear Mr. Fain:

We issued comments to you on the above captioned filing on October 22, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 4, 2021.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction

cc: Peter Campitiello, Esq.